UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Beacon Financial Futures Fund, L.P.

(Name of Issuer)

Units of Limited Partnership Interest

(Title of Class of Securities)

(CUSIP Number)

Mark S. Stratton

President

Beacon Management Corporation (USA)

116 Village Boulevard, Suite 210, Princeton, New Jersey 08540

Telephone Number 609-514-1801

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

March 30, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1 (g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Beacon Management Corporation (USA)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) ☐ or 2 (e) ☐.

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

485 Units
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

485 Units
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

485 Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.4%
14	TYPE OF REPORTING PERSON

CO

13D	Page 3 of 6 Pages

ITEM 1.	SECURITY AND ISSUER

	(a)	Name of Issuer

Beacon Financial Futures Fund, L.P.

	(b)	Address of Issuer’s Principal Executive Offices

116 Village Boulevard, Suite 210
Princeton, New Jersey 08540

	(c)	Title of Class of Equity Securities to which this Statement Relates

Units of Limited Partnership Interest

ITEM 2.	IDENTITY AND BACKGROUND

	(a)	Name of Person Filing

Beacon Management Corporation (USA), a Delaware Corporation

	(b)	Address of principal Business Office

116 Village Boulevard, Suite 210
Princeton, New Jersey 08540

	(c)	Description of principal business of the reporting person

Management of commodity investment pools.

	(d)	During the last five years, neither the reporting person, nor any of its executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, neither the reporting person, nor any of its executive officers, directors or control persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

13D	Page 4 of 6 Pages

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Working capital of the reporting person.

ITEM 4	PURPOSE OF TRANSACTION

Speculative investment in the issuer, a commodity pool.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

	(a)	(i)	Amount of Securities Beneficially Owned

485 Units

		(ii)	Percent of Class

45.4%

	(b)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote

485 Units

		(ii)	shared power to vote or to direct the vote

N/A

		(iii)	sole power to dispose or to direct the disposition of

485 Units

		(iv)	shared power to dispose or to direct the disposition of

N/A

	(c)	Transactions in the issuer’s securities that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the reporting person.

None

13D	Page 5 of 6 Pages

(d) Other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

None

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

N/A

ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The reporting person, as General Partner of the issuer, administers the business and directs the affairs of the issuer to the exclusion of all of the issuer’s Limited Partners pursuant to the terms contained in the issuer’s Limited Partnership Agreement dated May 1, 2005. Thus, the reporting person controls the business and affairs of the issuer pursuant to the Limited Partnership Agreement, notwithstanding the number (if any) of Units of Limited Partnership Interest it (or any individual Limited Partner) owns.

ITEM 7	MATERIALS TO BE FILED AS EXHIBITS

Limited Partnership Agreement of Beacon Financial Futures Fund, L.P., dated May 1, 2005 (incorporated by reference to Exhibit A of the Statement of Additional Information contained in Amendment No. 12 to the Registration Statement on Form S-1/A, as filed with the Commission by the issuer on May 11, 2005).

13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2006
Date

BEACON MANAGEMENT CORPORATION (USA)

By:	/s/ Mark S. Stratton
Mark S. Stratton, Chief Executive Officer